650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY MINDBODY, INC.: MB-0001

May 26, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***]”.

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Ji Shin
Amanda Kim
Stephen Krikorian

Re:	MINDBODY, Inc.
Registration Statement on Form S-1
File No. 333-204068

Ladies and Gentlemen:

On behalf of our client, MINDBODY, Inc. (the “Company”), and in connection with the submission of a letter dated April 29, 2015 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 23, 2015, relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on March 27, 2015, we submit this supplemental letter to further address Comment No. 2 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission May 26, 2015 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY MINDBODY, INC.: MB-0001

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

General

2.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

We supplementally advise the Staff that, before commencing marketing efforts for the Company’s initial public offering, the Company plans to effect a forward stock split, pursuant to which each outstanding share of its capital stock will be split into and become 2.5 shares of capital stock (the “Proposed Stock Split”). We further advise the Staff that, on May 22, 2015, representatives of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, the lead underwriters for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated the underwriters would recommend to the Company a preliminary price range of [CONFIDENTIAL ***] per share, before giving effect to the Proposed Stock Split, or [CONFIDENTIAL ***], after giving effect to the Proposed Stock Split (the “Preliminary Price Range”). The determination of the Preliminary Price Range was informed in part by pricing dynamics and indicators that are specific and unique to initial public offerings of technology companies in the current market environment. We advise the Staff that the Company intends to disclose the Preliminary Price Range, as adjusted for the Proposed Stock Split, in the preliminary prospectus to be included in a pre-effective amendment to the Registration Statement (the “Preliminary Prospectus”) that will be filed shortly before it commences marketing efforts for the Company’s initial public offering, which are currently scheduled to begin on or about [CONFIDENTIAL ***]. Moreover, in accordance with C&DI 134.04, we advise the Staff that the Company expects to include a $2.00 price range within this Preliminary Price Range in the Preliminary Prospectus.

We further advise the Staff that, on May 22, 2015, the Company’s Board of Directors granted options (the “Options”) to purchase an aggregate of 403,200 shares of the Company’s Common Stock (the “Common Stock”) pursuant to its 2009 Stock Option Plan. The Company’s Board of Directors determined the exercise price per share for the Options was [CONFIDENTIAL ***], before giving effect to the Proposed Stock Split, or [CONFIDENTIAL ***], after giving effect to the Proposed Stock Split (the “Exercise Price”). This determination was informed by a number of factors, including (i) the Preliminary Price Range, (ii) a third-party valuation of the Common Stock, (iii) the present value of anticipated future cash flows, (iv) the market value of companies engaged in similar businesses, particularly companies at a similar stage of development, (v) recent arm’s length transactions involving the Common Stock, and (vi) discounts for lack of marketability.

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Securities and Exchange Commission May 26, 2015 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY MINDBODY, INC.: MB-0001

Please direct any questions regarding the Company’s responses to me at (650) 565-3969 or javina@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Richard L. Stollmeyer, MINDBODY, Inc.

Brett White, MINDBODY, Inc.

Kimberly G. Lytikainen, MINDBODY, Inc.

David Peinsipp, Cooley LLP

Charles S. Kim, Cooley LLP

Andrew S. Williamson, Cooley LLP